

August 2, 2010

<u>Via U.S. Mail and Facsimile to 408-907-8097</u>

Patrick C.S. Lo
Chairman and Chief Executive Officer
NETGEAR, Inc.
350 East Plumeria Drive,
San Jose, CA 96134

> **Re: NETGEAR, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-50350**

Dear Mr. Lo:

We have reviewed your letter dated July 23, 2010 and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Definitive Proxy Statement filed April 14, 2010</u>

<u>Compensation Discussion and Analysis, page 26</u>

1.   We note your response to comment two from our letter dated July 13, 2010. Please confirm that you will disclose any material objective or subjective performance targets that are set and used even if payments are not made under the plan.

2.   We note your response to comment three from our letter dated July 13, 2010 and are unable to agree that your discussion of the general parameters of Mr. Werdann's sales commission plan is sufficient. In this regard, we do not generally believe that disclosure of prior year's performance targets cause competitive harm. Please confirm that you will disclose the material performance targets under the annual commission plan.

3.   We note your response to comment four from our letter dated July 13, 2010. Please confirm that you will disclose the subjective input from your CEO that helps determine the size of your equity awards.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director